UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report Of Foreign Private Issuer

Pursuant To Rule 13a-16 Or 15d-16 Of

The Securities Exchange Act Of 1934

For the month of August 2018

Commission File Number: 000-54290

Grupo Aval Acciones y Valores S.A.

(Exact name of registrant as specified in its charter)

Carrera 13 No. 26A - 47

Bogotá D.C., Colombia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	x	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	x

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	x

GRUPO AVAL ACCIONES Y VALORES S.A.

TABLE OF CONTENTS

ITEM
1.	Extraordinary General Meeting of Shareholders of Groupo Aval Acciones y Valores S.A. held on August 8, 2018

RELEVANT INFORMATION

Extraordinary Session of

General Meeting of Shareholders

The General Meeting of Shareholders of Grupo Aval Acciones y Valores S.A. ("Grupo Aval") in an extraordinary meeting held today, approved the resignation by Grupo Aval to the exercise of preemptive rights in the subscription of ordinary shares of Corporación Financiera Colombiana S.A. ("Corficolombiana") derived from the offer of shares published in the newspapers El Tiempo and El País on July 30, 2018 and, in its place, approved the proportional assignment of the preemptive rights in the subscription of common shares of Corficolombiana, in favor of holders of common and preferred shares of Grupo Aval at the close of August 6, 2018.

The preemptive rights, whose proportional transfer was approved at the aforementioned meeting, may be exercised by holders of ordinary and / or preferred shares of Grupo Aval who so elect it, by:

1.	The subscription of the ordinary shares of Corficolombiana, or

2.	The transfer of said right to a third party.

In any case, for the exercise of these rights, their assignees must proceed within the term and in accordance with the conditions set forth in the offer notice and in the prospectus for the issuance of ordinary shares of Corficolombiana.

The offer of shares by Corficolombiana is being made solely in Colombia and has not been registered under the United States Securities Act of 1933 or the securities laws of any country other than Colombia.

Bogotá, August 8, 2018

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 8, 2018

GRUPO AVAL ACCIONES Y VALORES S.A.

By:	/s/ Jorge Adrián Rincón Plata
	Name:	Jorge Adrián Rincón Plata
	Title:	Chief Legal Counsel